UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated June 25, 2020, announcing that the Company acknowledges the incredible dedication of all seafarers around the world on their day of recognition, the Day of the Seafarer.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: June 25, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Thursday 25 June 2020 – 10 a.m. CET _____________________________________

EURONAV SALUTES SHIP’S CREWS ON
“THE DAY OF THE SEAFARER”
AND DEMANDS STATUS OF
“KEYWORKERS”
•	Euronav honoring seafarers’ dedication in world trade
•	Thousands of seafarers are confined onboard due to COVID-19 related travel restrictions with poor outlooks
•	Status of keyworkers would enable crew changes

ANTWERP, Belgium, 25 June 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today acknowledges the incredible dedication of all seafarers around the world on their day of recognition, 25 June. Today has been issued by the International Maritime Organization (IMO) as the Day of the Seafarer.

Hugo De Stoop, CEO of Euronav said: “The board and management of Euronav NV expresses their tremendous gratitude towards seafarer colleagues who have been and still are undertaking such enormous efforts by ensuring trade flows and global commerce since restrictions regarding COVID-19 began impacting their life at sea. We do so in highlighting the annual Day of the Seafarer today celebrating its 10th anniversary. However, this issue is one in minor since thousands of heroes at sea are confined onboard due to travel restrictions. With an overdue contract, unable to change crew, these seafarers have poor outlooks on when they will be united with their loved ones. We call upon all politicians and decision-makers embracing and implementing the IMO campaign to get keyworker status for seafarers which enables crew changes now!”

PRESS RELEASE Thursday 25 June 2020 – 10 a.m. CET _____________________________________

Seafarers are at the very forefront of the COVID-19 undertaking an essential and critical role as key workers. Euronav fully supports the IMO initiative – the Day of the Seafarer and calls upon Member states to recognize seafarers as keyworkers and provide them with the support they so badly need during the pandemic. Many seafarers have been away from home for months and are unsure when they will be able to return home due to travel restrictions.

Euronav will continue to work with all relevant authorities to highlight the immediate need to ease such restrictions on seafarers.

For more information regarding the efforts Euronav is undertaking, please follow our LinkedIn-page: www.linkedin.com/company/euronav

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q2 results: 6 August 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (with four newbuilds due for delivery in late 2020/early 2021), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Thursday 25 June 2020 – 10 a.m. CET _____________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.